MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2010

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (“MD&A”), dated May 13, 2010, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company's restated consolidated financial statements for the period ended December 31, 2009, unaudited interim financial statements for the period ended March 31, 2010, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company's fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company's common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company's associated documents, including its Annual Information Form, at ww.sedar.com or on the Company's website at www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company's control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 22.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. The price of gold remained strong throughout the first quarter of 2010, with an average London PM Fix price of $1,109 per ounce, a 22% increase over the average price of $908 per ounce in the first quarter of 2009. This improvement was primarily due to increased demand for gold as an investment as investors sought to diversify away from paper currency.

Silver also remained strong during the first quarter of 2010, with an average London PM Fix price of $16.92 per ounce, a 34% increase over the average price of $12.60 per ounce in the first quarter of 2009. Silver has benefitted from the rally experienced by industrial metals in anticipation of an economic recovery and has increased its market share in comparison to gold due to it being a less expensive precious metal.

As a result of the significant movements in the price of gold and silver since the global economic crisis in the fourth quarter of 2008, the silver-to-gold ratio decreased from 72:1 during the first quarter of 2009 to 66:1 in the first quarter of 2010, increasing the 2010 silver contribution to the Company's gold equivalent ounces produced. As a result of the volatility in the gold equivalency ratio, when making annual and quarterly comparisons, the reader should focus on actual gold and silver production and sales, or on the gold equivalent production or sales calculated using the Company's long-term gold equivalency ratio of 55:1.

FIRST QUARTER HIGHLIGHTS

-

Earnings before other items were $12.6 million in the first quarter of 2010, an increase of $8.0 million, or 174%, over earnings before other items of $4.6 million in the same period in 2009. This improvement was positively impacted by a $3.9 million reduction in general and administrative costs.

-	Net earnings and net earnings per share were $1.8 million and $0.01 respectively, versus net earnings and net earnings per share of $2.5 million and $0.02 respectively in Q1 2009.

-

First quarter revenue from mining operations increased 16% to $54.7 million compared to $47.3 million in the same period of 2009, largely as a result of an increase in realized average gold and silver prices of 23% and 33% respectively.

-	The Company generated cash flow from operations of $17.1 million in the first quarter, representing a $1.9 million or 10% decline over cash flow from operations in Q1 2009 of $19.0 million.

-	The Company ended the quarter with a cash balance of $125.0 million, a $100.3 million increase in cash on hand since March 31, 2009.

-

The Company produced 28,431 gold ounces and 1,284,071 silver ounces, or 48,061 gold equivalent ounces on a consolidated basis. In Q1 2009, the Company produced 36,829 gold ounces, 1,351,300 silver ounces, or 55,480 gold equivalent ounces. Using the Company's long-term gold equivalency ratio of 55:1, first quarter production would have equalled 51,778 gold equivalent ounces, a 16% decline over Q1 2009 gold equivalent ounces of 61,398.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

-

First quarter cash costs per gold equivalent ounce(1) were $530, representing an increase of 16% over Q1 2009 cash costs per gold equivalent ounce of $455. Using the Company's long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q1 would have equaled $490, compared to $411 per gold equivalent ounce in the first quarter of 2009, representing an increase of 19% quarter-over-quarter.

-

On March 23, 2010, the Company announced that it had entered into purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1.4 million over a three year period. On May 6, 2010, the Company announced that it had entered into a purchase option agreement for a 4,491 hectare block of claims north of the Ocampo Mine known as the Venus property, with Mexicana de Cobre, S.A. de C.V., an operating subsidiary of Grupo México, S.A. de C.V.

-

During the quarter, the Company announced the nomination of four additional independent Board members, including a new independent Chairman of the Board. Should all nominations to the Board of Directors be confirmed, the Board will be comprised of nine directors, seven of which will be independent.

OPERATIONAL HIGHLIGHTS

-

Production in the Ocampo underground operations averaged 1,377 tonnes per day (“TPD”), an 23% improvement over the Q4 2009 average of 1,119 TPD. In the month of March, the Company averaged 1,544 TPD, exceeding the Company's 1,500 TPD target by 3%.

-

During the quarter, the Company commenced development at its second underground operation at the Ocampo mine, the Santa Eduviges project. The Company expects the deposit to contribute to mill feed by the end of 2010.

-

Work on the Phase III mill expansion at Ocampo is now complete, with all five replacement cyclones installed by the end of March. The 3-phased mill expansion has more than doubled the original nameplate capacity of 1,500 TPD to 3,300 to 3,400 TPD. Currently, production at the mill is ramping up to targeted levels, with the 20 day period ending May 9, 2010 averaging more than 3,200 TPD.

-

During the quarter, the Company launched a strategy to increase the redundant capacity at the Ocampo mill facility. This project includes the installation of a sixth leach tank (early June), a seventh thickener (mid-May), a fourth tailings filter (Q4 2010), and the introduction of additional automation (complete).

-

The Company has completed the re-optimization of the Ocampo mine's heap leach facility's stacking design, providing an additional 10 million tonnes of capacity and allowing for a 10,000-12,000 TPD stacking rate going forward.

-	As of April 30, 2010, the Company has completed 33,005 metres of drilling at Ocampo, 13,098 metres of drilling at El Cubo, and has recently signed a contract to begin drilling at Guadalupe y Calvo.

-

The Company has significantly advanced the development of a second underground mine at Ocampo, Santa Eduviges. In the past two months, 357 metres of access development were completed and the Company anticipates accessing development ore by early Q3. In addition, at Ocampo the Company has commenced the development of the high-grade Belen vein discovery and will be completing open pit and underground designs on the Las Molinas discovery. At El Cubo, plans include the development of the Dolores / Capulin discoveries during the third quarter with a target of accessing ore by early 2011. All of these projects are exclusive of the 2009 year end reserves and resources that were released on March 30, 2010.

(1)	The Company has included a non-GAAP performance measure, cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 21.

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become the most profitable North American precious metal company, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company's growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

-	Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

-	Establishing Santa Eduviges as a second operating underground mine at Ocampo;

-	Completing a Scoping Study on the Guadalupe y Calvo exploration property;

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

-	The continuation of the Company's exploration program which is designed to increase resources, convert resources to reserves and increase the production profile; and

-	Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company's cash flow performance realized in 2009 and into 2010 that, together with the Company's working capital position and strong cash balance, are expected to be sufficient to fund the Company's anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

In response to the significant improvement in the market prices for precious metals during the latter half of 2009, the Company has increased its focus on reserve growth. As a result, the 2010 exploration budget for Ocampo, El Cubo and Guadalupe y Calvo was expanded to $26 - $30 million. The exploration program will be funded by the proceeds arising from the October 22, 2009 equity issuance and cash flow from operations.

The exploration program at the Company's Guadalupe y Calvo property is currently being evaluated in order to more effectively allocate resources after a period of inactivity. However, while the Company completes this evaluation, work has continued on a Scoping Study that is expected to be complete in Q3 2010. The Company also expects to complete an infill drilling program on potential underground targets. Additionally, in 2010, as part of an aggressive project generation program, the Company will complete regional reconnaissance to identify potential targets for a follow-up drilling program.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		QUARTER ENDED		QUARTER ENDED
		MARCH 31, 2010		MARCH 31, 2009
				(AS RESTATED(5))
Gold ounces sold		29,056		34,435
Silver ounces sold		1,339,658		1,271,754
Gold equivalent ounces sold(1)		49,392		52,005
Gold equivalency ratio(4)		66		72
Gold ounces produced		28,431		36,829
Silver ounces produced		1,284,071		1,351,300
Gold equivalent ounces produced(1)		48,061		55,480
Revenue from mining operations		$54,687		$47,349
Production costs, excluding amortization and depletion		$25,722		$23,095
Earnings before other items		$12,635		$4,586
Net earnings		$1,828		$2,529
Net earnings per share		$0.01		$0.02
Net earnings per share, diluted		$0.01		$0.02
Cash flows from operations		$17,064		$19,031
Net free cash flow(2)		$(5,751)		$3,917
Total cash		$125,007		$24,686
Total assets		$985,379		$819,372
Total long-term financial liabilities		$35,154		$8,849
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(2)		$530		$455
Total cash costs per gold ounce(2)		$125		$221
Average realized gold price per ounce		$1,107		$903
Average realized silver price per ounce		$16.81		$12.63
Gold equivalent ounces sold (55:1)(3)		53,413		57,558
Gold equivalent ounces produced (55:1)(3)		51,778		61,398
Total cash costs per gold equivalent ounce (55:1)(2)(3)		$490		$411

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. The 2009 restated results give effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. As a result, the Company incorrectly presented the consolidated balance sheet as at the quarter described above, and the consolidated statements of operations and comprehensive income / (loss), and shareholders' equity for the period then ended. Further information on these adjustments and a reconciliation of amounts previously reported is contained in the notes to the restated consolidated financial statements for the applicable period.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2010, the Company sold 29,056 gold ounces and 1,339,658 silver ounces, or 49,392 gold equivalent ounces, compared to sales of 34,435 gold ounces and 1,271,754 silver ounces, or 52,005 gold equivalent ounces, in the first quarter of 2009. Using the Company's long-term gold equivalency ratio of 55:1, 53,413 gold equivalent ounces were sold in the first quarter of 2010, representing a 7% decrease from sales of 57,558 gold equivalent ounces in the same period of the prior year. First quarter revenues increased to $54.7 million compared to Q1 2009 revenues of $47.3 million. This $7.4 million increase in revenue was due to an increase in gold and silver prices of 23% and 33%, offset by the decline in ounces sold.

Earnings before other items were $12.6 million in the first quarter of 2010, representing an $8.0 million or 174% improvement over Q1 2009 earnings before other items of $4.6 million. This improvement resulted from the increase in revenues mentioned previously and a decrease in general and administrative expense of $3.9 million, partially offset by a $2.6 million increase in production costs. The decline in general and administrative costs was due to lower share-based and other compensation costs in Q1 2010 as compared to Q1 2009.

Consolidated net earnings were $1.8 million in the first quarter of 2010, representing a $0.7 million decrease over the Company's Q1 2009 consolidated net earnings of $2.5 million. This decline in earnings resulted from a $3.9 million increase in income tax expense and a $5.2 million change in foreign exchange gains and losses due to the strengthening of the Mexican peso relative to the US dollar over the past year, which was offset by the $8.0 million increase in earnings before other items discussed above.

Using the Company's long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $490 in Q1 2010 compared to $411 in Q1 2009, representing an increase of 19% over the prior year. This increase in cash costs per gold equivalent ounce was primarily due to the unfavourable impact of a stronger Mexican peso in Q1 2010 as compared to the first quarter of 2009. Using the realized gold equivalency ratio of 66:1, total cash costs per gold equivalent ounce for the first quarter increased 16% to $530, compared to $455 per gold equivalent ounce in the same period in 2009.

The Company reported cash flow from operations during the first quarter of $17.1 million, a decrease of $1.9 million, or 10%, over the prior year result of $19.0 million. This decline in operating cash flow resulted primarily from changes in non-cash working capital, specifically relating to the collection of receivables and timing of payments on payable balances, when compared to the first quarter of 2009.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED MARCH 31	2010	2009	2010	2009	2010	2009
Gold ounces sold	22,406	25,826	6,650	8,609	-	-
Silver ounces sold	1,020,204	902,058	319,454	369,696	-	-
Gold equivalent ounces sold(1)	37,861	38,285	11,531	13,720	-	-
Gold ounces produced	21,855	28,356	6,576	8,473	-	-
Silver ounces produced	960,817	989,038	323,254	362,262	-	-
Gold equivalent ounces produced(1)	36,546	41,997	11,515	13,483	-	-
Revenue from mining operations	$41,902	$35,006	$12,785	$12,343	-	-
Production costs	$16,974	$16,075	$8,748	$7,020	-	-
Refining costs	$349	$375	$90	$188	-	-
Net earnings / (loss) before other items	$15,196	$10,659	$994	$1,634	$(3,555)	$(7,707)
Total cash costs per gold equivalent ounce(2)	$458	$430	$766	$525	-	-
Total cash costs per gold ounce(2)	$8	$196	$522	$295	-	-
Gold equivalent ounces sold (55:1)(3)	40,955	42,227	12,458	15,331	-	-
Gold equivalent ounces produced (55:1)(3)	39,325	46,338	12,453	15,060	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$423	$390	$709	$470	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 21.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

During the first quarter of 2010, the Company launched a strategy to increase redundant capacity at the Ocampo mill facility. This will allow the mill to maintain targeted production levels while considering periods of scheduled and unscheduled downtime. This project includes the installation of a sixth leach tank and a seventh thickener. At the end of the quarter, the bases of both these additions have been built with the Company anticipating the commissioning of both units to the mill circuit during the second quarter. The project also includes the installation of a fourth filter press and a pulp density control system, which are both anticipated to be commissioned in the fourth quarter of 2010.

The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design has provided an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity until 2011 - 2012, and will enable the Company to increase stacking rates to 10,000 to 12,000 tonnes per day (“TPD”).

The underground mine reached targeted levels during the month of March 2010, achieving a mining rate of 1,544 TPD. In order to ensure that average daily tonnages can be sustained, the Company has put one additional longhole drill in service and has one additional drill on order. Once received, the Company will have seven longhole drills in operation.

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Total tonnes mined	8,435,721	6,745,671
Total tonnes mined per day	93,730	74,952
Tonnes of ore mined	774,515	576,840
Capitalized stripping and other tonnes	6,184,909	3,709,846
Operating stripping ratio	1.91:1	3.67:1
Average grade of gold(1)	0.46	1.28
Average grade of silver(1)	28	55
Average grade of gold equivalent(1)	0.88	2.04
Tonnes of marginal material wasted in quarter	-	446,981
Average grade of gold(1)	-	0.26
Average grade of silver(1)	-	8
Average grade of gold equivalent(1)	-	0.42
Total tonnes ore mined and marginal material wasted	774,515	1,023,821
Average grade of gold(1)	0.46	0.83
Average grade of silver(1)	28	34
Average grade of gold equivalent(1)	0.88	1.33
Low grade tonnes stockpiled ahead of the heap leach	14,914	28,845
Average grade of gold(1)	0.23	0.53
Average grade of silver(1)	17	25
Average grade of gold equivalent(1)	0.49	0.88
Low grade tonnes stockpiled for processing	-	241,552
Average grade of gold(1)	-	0.42
Average grade of silver(1)	-	18
Average grade of gold equivalent(1)	-	0.67

(1)	Grams per tonne.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company mined 8,435,721 tonnes and 774,515 tonnes of ore from the open pit in the first quarter, a 25% and 34% improvement over the tonnes mined in Q1 2009. The increase in total ore tonnes mined occurred despite the Company encountering larger than anticipated voids in the Picacho open pit, which were the result of historical mining activities in the area. These voids negatively impacted mining productivity and reduced ore tonnages and grades being sent to the mill and heap leach for processing. The Company is currently mining below the elevation where the historical voids occurred and is confident no further material voids will be encountered.

The Company continued its stripping activities at the Picacho open pit, mining 2,750,882 tonnes during the first quarter versus 4,367,280 tonnes the fourth quarter of 2009. Stripping activities continued at the Conico / Refugio open pit with 1,793,877 tonnes being mined compared to 1,370,031 in the previous quarter. Although stripping tonnes declined from the fourth quarter of 2009, improved overall productivity in the open pits resulted in accelerated stripping activities in Q1 2010 such that actual stripping exceeded the Company's plan by 2.2 million tonnes. Phase 2 of the Picacho and Conico / Refugio stripping programs are well advanced and are anticipated to be completed in the second quarter of 2010. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.3 million tonnes in Q1 2010. The operating strip ratio was reduced from 3.67:1 in Q1 2009 to 1.91:1 in Q1 2010.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Tonnes of ore mined	123,916	48,173
Tonnes of ore mined per day	1,377	535
Average grade of gold(1)	2.33	3.12
Average grade of silver(1)	160	172
Average grade of gold equivalent(1)	4.78	5.48
Metres developed	3,903	3,176

(1)	Grams per tonne.

The Company mined 123,916 tonnes of underground ore in the first quarter of 2010, or 1,377 TPD, representing a 157% increase over the same period of the prior year. The increase over Q1 2009 is due to the underground reinvestment and reorganization program that took place in 2009. Daily production rates in the underground also increased by 23% over the Q4 2009 result of 1,119 TPD. The Company continues to improve underground productivity and is targeting a mining rate of 1,500 TPD in the second quarter of 2010. As at the end of the quarter, there were ten longhole stopes and two cut and fill stope in production. As of April 30, 2010, approximately 210,000 tonnes were developed and ready to be drilled, and 23,000 tonnes were drilled and ready to blast.

During the first quarter, the Company largely completed the mine development plan for the second underground mine at Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit. This plan is based on results from the significant drilling conducted on this target in the second half of 2009 and into 2010. Initial development at Santa Eduviges commenced late in the quarter, with 163 metres of development completed in March. Management is targeting production during the second half of 2010.

Additional highlights of the underground operation include:

-	14 headings are available for jumbo development and a further 24 active headings are available for jackleg development,

-	Development work in the underground mine is now being completed by employees, rather than third-party contractors; and

-	A total of 3,903 metres were developed during Q1 2010, an improvement of 23% over the same quarter in 2009.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Tonnes from the underground	117,006	49,902
Average grade of gold processed(1)	2.33	3.12
Average grade of silver processed(1)	160	172
Gold equivalent grade processed(1)	4.78	5.48
Tonnes from the open pit	145,826	155,558
Average grade of gold processed(1)	1.05	2.76
Average grade of silver processed(1)	62	122
Gold equivalent grade processed(1)	1.99	4.45
Total tonnes of ore processed	262,832	205,460
Total tonnes of ore processed per day	2,920	2,283
Average grade of gold processed(1)	1.62	2.87
Average grade of silver processed(1)	105	133
Gold equivalent grade processed(1)	3.23	4.71
Gold ounces produced	13,004	17,001
Silver ounces produced	694,413	680,732
Gold equivalent ounces produced	23,619	26,389

(1)	Grams per tonne.

The Ocampo mill circuit processed 262,832 tonnes during the first quarter at an average rate of 2,920 TPD, which was an increase of 28% over Q1 2009. Despite the increase over Q1 2009, this processing rate was below the targeted level of 3,300 to 3,400 TPD due to engineering issues associated with the Phase III expansion. During the fourth quarter of 2009, the Company determined that the required cyclone and pumping capacity of the Phase III mill expansion had been undersized. This limited the maximum daily capacity of the mill to 2,900 TPD, rather than the planned 3,300 – 3,400 TPD and also reduced silver recoveries. All five of the replacement cyclones were installed by the end of March. Subsequent to the installation of the cyclones, the mill processed ore at a rate of 3,045 TPD in the month of April 2010.

Mill grades decreased to 3.23 gold equivalent grams per tonne in Q1 2010 from 4.71 in the same period in 2009. This decrease occurred despite a significant increase in tonnage from the underground due to a decline in open pit grades processed at the mill from 4.45 gold equivalent ounces per tonne in Q1 2009 to 1.99 gold equivalent ounces per tonne in Q1 2010. The lack of higher grade ore in the open pit resulted in the lowering of the cut-off grade to 1.6 gold equivalent grams per tonne in order to accommodate the mining of historical voids at Picacho, which reduced the mill grade open pit ore. Grades are anticipated to improve as the tonnage from the underground continues to increase and mining in the Picacho open pit continues below the elevation where historical voids were encountered.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Open pit ore tonnes placed on the heap leach pad	654,688	421,416
Underground mine tonnes placed on heap leach pad	4,797	6,859
Total tonnes of ore processed	659,485	428,275
Total tonnes of ore processed per day	7,328	4,759
Average grade of gold processed(1)	0.34	0.81
Average grade of silver processed(1)	21	33
Gold equivalent grade processed(1)	0.65	1.26
Gold ounces produced	8,851	11,355
Silver ounces produced	266,404	308,306
Gold equivalent ounces produced	12,927	15,608

(1)	Grams per tonne.

During the first quarter of 2010, the Company placed 659,485 tonnes on the heap leach pad at an average stacking rate of 7,328 TPD, a 54% increase over Q1 2009 daily processing rates. Grades were lower during Q1 2010 as a result of the lowering of the mill cut-off grade that was previously mentioned, which reduced the grade of open pit ore placed on the heap leach and consequently, ounces produced. During the quarter, the Company largely completed the optimization and conversion of the heap leach facility to a valley leach design. This new design has provided an additional 10 million tonnes of capacity at a capital cost of $2.2 million and will allow for a 10,000-12,000 TPD stacking rate. It has also allowed the Company to defer construction of an expanded heap leach facility until 2011 - 2012.

As of the end of the quarter, the Company had 14,914 tonnes of ore, grading 0.49 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 28,845 tonnes of ore at 0.88 gold equivalent grams per tonne at the end of Q1 2009. At the end of Q1 2009, the Company had also stockpiled 241,552 tonnes of ore grading 0.67 gold equivalent grams per tonne for processing at a later date. This ore was processed in the fourth quarter of 2009 when stacking rates were increased as a result of the re-optimization of the heap leach facility design, and existing stockpiles were drawn down.

OCAMPO CASH COSTS

Using the Company's long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $423 in the first quarter of 2010, representing a 9% increase over cash costs of $390 per gold equivalent ounce in the first quarter of 2009. Cash costs increased as a result of the unfavourable appreciation in the Mexican peso as well as the processing of lower grade ore during the quarter, which increased the cost per ounce produced. Using the realized gold equivalent ratio of 66:1, first quarter cash costs were $458 per gold equivalent ounce compared to $430 per gold equivalent ounce in the first quarter of 2009.

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to its exploration activities. The Board of Directors approved a $13.3 million dollar budget for exploration at Ocampo in 2010, including 70,300 metres of drilling and 2,885 metres of drifting. During the first quarter, the Company completed 43 holes for 10,576 metres in surface exploration and 30 holes for 4,695 metres in the underground mine, totaling 73 holes for 15,271 metres.

The primary goal of the underground drilling has been to extend known vein resources in the Northeast underground mine, both along strike and downward below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating open pits. This work will continue into the coming year, as many veins and new targets remain to be drilled. The ongoing program is normal in-mine exploration and development that is to be expected in an underground mine. The drilling conducted during the first quarter was focused primarily on the San Amado, San Jose, and Jesus Maria veins in the Northeast underground mine and on the Santa Eduviges vein under the operating open pits. The drilling has detected ore-grade mineralization in all three veins and will continue throughout the second quarter of 2010.

12

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the better drill intercepts from the underground drilling include:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-727	SANTA EDUVIGES	21.5	22.1	0.6	2.60	3	2.66
OU-727	SANTA EDUVIGES	86.1	86.6	0.5	2.22	4	2.29
OU-727	SANTA EDUVIGES	89.9	90.4	0.5	2.25	39	2.95
OU-727	SANTA EDUVIGES	111.0	111.5	0.5	4.26	108	6.22
OU-729	BELEN	132.6	134.4	1.8	1.06	206	4.81
OU-729	BELEN	136.0	138.4	2.3	0.08	145	2.72
OU-729	BELEN	140.2	141.1	0.9	0.06	121	2.26
OU-735	BELEN	149.5	151.0	1.5	1.27	99	3.07
OU-737A	JESUS MARIA	180.2	181.8	1.6	1.17	115	3.26
OU-737A	JESUS MARIA	190.2	190.8	0.6	3.47	45	4.29
OU-744	BELEN	135.2	136.2	1.0	1.04	114	3.11
OU-744	BELEN	138.0	140.0	2.0	1.73	159	4.62
OU-744	BELEN	142.2	142.8	0.7	3.24	303	8.75
OU-746	BELEN	63.5	67.0	3.5	1.39	99	3.19
OU-746	BELEN	125.3	125.9	0.6	2.41	158	5.28
OU-747	BELEN	147.9	151.3	3.5	4.61	335	10.71
OU-748	BELEN	171.7	173.9	2.2	0.43	142	3.01
OU-750	BELEN	53.4	57.0	3.6	2.39	243	6.80
OU-750	BELEN	155.9	158.0	2.2	3.54	404	10.89
OU-751	BELEN	49.0	50.0	1.0	3.61	26	4.08
OU-755	ESPERANZA	101.0	102.2	1.3	2.86	51	3.79
OU-764	SAN AMADO	80.2	87.0	6.8	2.84	148	5.54
OU-765	SAN AMADO	92.5	94.4	2.0	6.68	727	19.89
OU-766	SAN AMADO	73.0	74.0	1.0	1.26	68	2.50
OU-766	SAN AMADO	80.4	80.9	0.5	2.18	130	4.54
OU-767	SAN AMADO	78.6	79.4	0.8	5.06	144	7.68
OU-767	SAN AMADO	100.5	101.3	0.8	1.10	82	2.59
OU-768	SAN AMADO	77.0	85.0	8.0	2.06	127	4.37
OU-773	BELEN	138.4	139.2	0.8	2.94	471	11.50
OU-773	BELEN	145.9	146.6	0.8	4.67	57	5.70
OU-775	BELEN	129.5	133.7	4.3	1.41	90	3.05
OU-776	BELEN	45.0	45.9	0.9	1.12	94	2.82
OU-776	BELEN	183.4	186.6	3.2	1.75	156	4.59

Note: This exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company's Ocampo Mine lab, using standard fire assay procedures. True widths have not been calculated.

The primary objective of surface exploration has been to test new target concepts, with the greatest meterage being drilled at Altagracia, Los Monos, Las Molinas, El Rayo and La Leona. The drilling has discovered previously unknown ore-grade mineralization at the Los Monos, Las Molinas southwest targets, and has extended mineralization and the Picacho southeast and Altagracia target areas. In the second quarter, drilling will continue in order to extend these exploration targets as well as to drill new ones. The results are significant in that the grades discovered at all three targets of Los Monos, Las Molinas southwest, and Altagracia are typical of underground-mineable grades. Further drilling will need to be done to confirm if there are sufficient tonnes in these occurrences to justify mining. One of the drill results from Picacho southeast showed underground-mineable grades from below the planned open pits, so further drilling will be planned later in the year to test the potential for underground mining under the Picacho pit.

13

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Some of the best intercepts from the surface drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-871	ALTAGRACIA	288.0	289.5	1.5	1.68	122	3.89
OG-882	ALTAGRACIA	224.0	228.3	4.3	0.47	57	1.50
OG-887	ALTAGRACIA	203.8	204.6	0.8	2.28	4	2.35
OG-909	ALTAGRACIA	51.8	54.0	2.2	2.87	179	6.13
OG-911	ALTAGRACIA	58.7	67.5	8.8	0.97	143	3.57
OG-874	LA LEONA	95.3	95.8	0.5	7.12	154	9.92
OG-891	LAS MOLINAS	0.0	18.9	18.9	1.51	51	2.45
OG-891	LAS MOLINAS	30.8	33.5	2.7	0.44	20	0.80
OG-893	LAS MOLINAS	26.5	31.0	4.5	0.25	18	0.58
OG-893	LAS MOLINAS	45.3	72.4	27.1	1.36	44	2.16
OG-904	LAS MOLINAS SW	31.5	34.5	3.0	4.25	153	7.04
OG-904	LAS MOLINAS SW	87.5	88.0	0.5	9.24	426	16.99
OG-908	LAS MOLINAS SW	53.0	54.0	1.0	2.85	52	3.80
OG-910	LAS MOLINAS SW	36.0	43.8	7.8	1.95	43	2.74
OG-876	LOS MONOS	113.0	116.3	3.3	4.53	9	4.70
OG-881	LOS MONOS	116.1	116.8	0.7	2.62	4	2.69
OG-884	LOS MONOS	55.1	55.6	0.5	5.78	24	6.22
OG-884	LOS MONOS	99.7	101.6	1.9	1.95	116	4.06
OG-883	PICACHO SE	47.8	56.2	8.4	0.91	5	1.00
OG-883	PICACHO SE	81.5	84.7	3.2	5.34	132	7.74
OG-883	PICACHO SE	95.5	96.9	1.4	0.94	2	0.97
OG-883	PICACHO SE	99.0	102.2	3.2	0.36	57	1.41
OG-883	PICACHO SE	103.3	104.3	1.0	2.27	87	3.85
OG-883	PICACHO SE	109.3	109.8	0.5	0.31	2	0.34
OG-883	PICACHO SE	112.9	115.9	3.0	0.41	5	0.51
OG-890	PICACHO SE	12.8	16.3	3.5	0.23	19	0.58
OG-886	PICACHO SE	132.2	150.7	18.5	3.49	111	5.51
Including	PICACHO SE	133.5	139.3	5.8	9.01	309	14.63
OG-890	PICACHO SE	21.2	28.2	7.0	0.90	87	2.49
OG-890	PICACHO SE	29.3	32.9	3.7	13.04	11	13.25
OG-890	PICACHO SE	50.8	58.1	7.4	0.81	37	1.49
OG-890	PICACHO SE	66.2	70.9	4.8	0.68	23	1.10
OG-895	PICACHO SE	9.2	10.6	1.5	39.00	264	43.80
OG-895	PICACHO SE	44.7	53.5	8.8	0.60	15	0.87
OG-895	PICACHO SE	67.3	71.2	4.0	3.46	5	3.54
OG-895	PICACHO SE	95.7	100.8	5.0	0.81	46	1.65
OG-895	PICACHO SE	109.0	113.9	5.0	0.32	11	0.52
OG-888	SAN AMADO	68.0	70.0	2.0	0.98	61	2.08

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Company's Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

The Ocampo geology department continued its program of detailed geologic mapping and target generation, and has defined a series of new drill targets to be tested later in the year. Some of the more important targets include the Santa Librada, Stockwork Hill, Santa Juliana, and Cerro Colorado target zones. Of these, only the Santa Librada target has been drilled in the past, with two significant intercepts reported in 2009.

14

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

During the first quarter of 2010 the Company entered into a toll milling arrangement with a subsidiary of Fresnillo PLC to process 50,000 tonnes of ore from the Los Chorros mine during 2010. The processing of this ore will allow the Company to utilize unused capacity at the 2,000 TPD Las Torres mill, and the revenues received will be offset against operating costs.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Tonnes of ore mined	128,329	146,136
Tonnes of ore mined per day	1,426	1,624
Total tonnes of ore processed	130,519	147,067
Total tonnes of ore processed per day	1,450	1,634
Average grade of gold processed(1)	1.73	2.00
Average grade of silver processed(1)	87	87
Gold equivalent grade processed(1)	3.06	3.21
Gold ounces produced	6,576	8,473
Silver ounces produced	323,254	362,262
Gold equivalent ounces produced	11,515	13,483

(1)	Grams per tonne

The Company mined 128,329 tonnes of ore, or 1,426 TPD, during the first quarter of 2010, compared to 146,136, or 1,624 TPD during the same period last year, representing a decrease of 12%. The primary cause of this decline in production was a decision in late January to temporarily suspend production to conduct safety training. This included conducting a three day safety training course in association with the University of Guanajuato. In addition, at the end of March, as part of a cost reduction program at the mine, there were production losses associated with staff turnover while the underground mine shifted from contractors to employees. By the end of the quarter, 78 contractors were employed by the Company, with a further 77 contractors becoming employed in April 2010. This change is anticipated to reduce production costs going forward due to the elimination of contractor overheads and more efficient use of underground equipment.

In addition to the processing of 130,519 tonnes of ore from the underground mine, the Company processed 12,721 tonnes from the Los Chorros mine during the first quarter. Therefore, the mill processed a total of 143,240 tonnes, or 1,592 TPD, during the quarter, approximately 20% below its capacity of 2,000 TPD. Management is targeting daily production of 1,850 TPD from the El Cubo underground mine in the second half of the year which will further reduce the current idle capacity at the Las Torres mill.

Mill grades were lower than Q1 2009 due to a higher ratio of rezagas (old stope backfill) to in-situ material. The grades associated with this material are lower than those of in-situ ore, which resulted in lower than anticipated grades being sent to the mill.

EL CUBO CASH COSTS

Using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $709 in the first quarter of 2010, a 51% increase over cash costs of $470 per gold equivalent ounce in the first quarter of 2009. This increase was due to the unfavourable strengthening in the Mexican peso as well as the costs and lost production associated with the safety program conducted during the quarter. Using the realized gold equivalency ratio of 66:1, cash costs per gold equivalent ounce were $766 during the first quarter of 2010, compared to $525 per gold equivalent ounce in the same period last year.

EL CUBO EXPLORATION

The Company has committed to a substantial new exploration program at El Cubo for 2010. The Board of Directors approved a budget of $9.6 million for the 2010 exploration program that includes approximately 15,000 metres of underground drilling, 44,000 metres of surface drilling, and 1,955 metres of drifting. During the first quarter the Company completed 18 holes for 1,989 metres in the underground mine, and 31 holes of 6,690 metres in surface exploration for a total of 49 holes and 8,679 metres of drilling. The work has discovered significant mineralization at a new target area called the Puertocito vein, completed in-fill drilling on the Dolores-Capulin discovery made last year, and some in-fill drilling on the Fenix deposit.

15

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The discovery of high grade gold-silver mineralization on the Puertocito vein is thought to be significant, in that this is a potentially long vein structure that does not have outcropping ores and was missed by past prospecting and exploration efforts in the district. Follow-up drilling will be required to determine if there is sufficient tonnage of this high-grade mineralization to justify mining. The Company plans to continue aggressive drilling at El Cubo during the remainder of the year and plans to continue drilling with at least five core drill rigs working.

Some of the best intercepts from the drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
C-519	CAPULIN	56.3	56.9	1.3	2.20	128	4.53
C-506	DOLORES SE	62.3	85.8	23.5	0.17	7	0.30
C-509	DOLORES SE	103.1	108.8	5.7	0.92	31	1.48
C-510	DOLORES SE	115.7	131.5	15.8	1.05	48	1.92
C-511	DOLORES SE	152.3	165.3	13.0	0.49	16	0.77
CM-29	FENIX	51.4	75.0	23.6	1.34	44	2.15
CM-30	FENIX	41.8	74.4	32.6	0.47	30	1.02
CM-30	FENIX	81.4	108.5	27.1	0.70	28	1.21
CM-31	FENIX	29.0	37.8	8.8	0.35	35	0.99
CM-31	FENIX	56.0	67.5	11.5	0.17	10	0.35
CM-31	FENIX	76.7	82.9	6.2	4.42	26	4.90
CM-31	FENIX	117.8	135.5	17.7	0.38	18	0.70
CM-32	FENIX	22.7	23.4	0.7	6.23	185	9.59
CM-33	FENIX	51.6	60.4	8.8	1.34	35	1.97
CM-33	FENIX	81.8	89.7	7.9	1.66	39	2.36
CM-34	FENIX	148.4	155.5	7.1	0.43	9	0.60
CM-36	FENIX	75.3	91.2	15.9	0.65	56	1.68
CM-37	FENIX	142.6	154.4	11.8	0.47	9	0.64
CM-38	FENIX	112.5	115.7	3.2	0.61	16	0.91
CM-38	FENIX	118.9	128.0	9.1	0.77	18	1.10
CM-39	FENIX	200.0	229.4	29.4	1.13	12	1.35
C-523	PUERTOCITO	87.4	88.0	0.7	7.92	244	12.36
C-523	PUERTOCITO	94.8	99.7	4.9	12.49	188	15.91
C-524	PUERTOCITO	40.3	41.2	0.9	2.10	139	4.63
C-524	PUERTOCITO	137.2	137.7	0.5	17.00	35	17.64
C-524	PUERTOCITO	152.3	152.8	0.6	1.30	134	3.74
C-525	PUERTOCITO	98.2	101.5	3.3	10.64	181	13.93
C-527	PUERTOCITO	179.2	180.0	0.8	2.96	5	3.05
C-520	VILLALPANDO - CAPULIN	207.3	210.9	3.6	0.20	53	1.16

Note: This exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses were performed by SGS Laboratories, based in Mississauga, Ontario or in the Company's El Cubo Mine lab, using standard fire assay procedures (and with ICP finish for samples at SGS). True widths have not been calculated.

GUADALUPE Y CALVO EXPLORATION

The Company has planned to complete a scoping study and some step-out drilling at Guadalupe y Calvo during 2010. The Board of Directors approved a budget of $1.9 million that includes engineering costs for a scoping study, and 5,400 metres of drilling. Samples have been submitted for metallurgical testing and a drill program has been planned for the second quarter.

16

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

MEZQUITE PROJECT EXPLORATION

During the first quarter, the Company executed an option to purchase contract on the Mezquite Project in Northeast Zacatecas. This prospect lies in the old Concepcion del Oro mineral district that includes other significant discoveries such as Peñasquito and Camino Rojo. The Company's plans include a first-stage program of geophysics, and drilling to commence in June 2010 and be completed by the end of the third quarter, with an approved budget of $0.7 million and 3,000 metres of drilling.

VENUS PROJECT EXPLORATION

The Company has entered into an option agreement with Mexicana de Cobre, S.A. de C.V., an operating subsidiary of Grupo México S.A. de C.V., for a 4,491 hectare block of claims north of the Ocampo mine, known as the Venus property. This option agreement increases the Company's land position by 40% in the prolific Ocampo and Pinos Altos belts, and may host extensions of the Pinos Altos trend. Field mapping and sampling has identified several targets for follow up work. A field program is underway, and a drilling program will be launched in the fourth quarter.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
General and administrative	$5,577	$9,460
Amortization and depletion	$10,314	$9,645

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs decreased by $3.9 million when compared to the prior year primarily as a result of lower share-based and other compensation costs. These cost reductions were offset by the strengthening in the Canadian dollar and Mexican peso in Q1 2010 which, when translated into US dollars, result in increased general and administrative costs.

Amortization and depletion, which primarily relates to mining activities, was $10.3 million for the first quarter of 2010 compared to $9.6 million in the first quarter of 2009. This expense was slightly higher during the first quarter of 2010 due to the additional amortization recorded on capital additions, capital upgrades made to the mill and heap leach processing facilities, and electrical infrastructure required to connect Ocampo to the electrical grid. In addition, the Company recognized additional depletion during Q1 2010 relating to the capitalized stripping costs at the Picacho and Conico / Refugio open pits.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
		(AS RESTATED(1))
Interest on long-term debt	$(798)	$(935)
Foreign exchange (loss) / gain	$(3,608)	$1,604
Interest and other income	$450	$184

(1)	See note 5 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

Interest on long-term debt was $0.8 million in Q1 2010 versus $0.9 million in Q1 2009. Interest rates experienced during the first quarter of 2010 were slightly higher than the rates experienced in the first quarter of 2009; however, the Company carried a significantly lower drawn balance in the current year thereby reducing interest costs. In addition, Q1 2009 included additional fees associated with restructuring the credit facility to accommodate business development.

Foreign exchange gains decreased by $5.2 million, from a gain of $1.6 million in Q1 2009 to a loss of $3.6 million in Q1 2010, as a result of the translation of net monetary liabilities in the Company's Canadian and Mexican operations to US dollars. The Mexican peso strengthened during the first quarter of 2010, whereas it had weakened during the first quarter of 2009. The strengthening of this currency results in foreign exchange losses, primarily as a result of the Company's future income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

17

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company earned interest on short-term investments and other income of $0.5 million during Q1 2010, compared to $0.2 million in Q1 2009, reflecting higher average balances of cash and cash equivalents in 2010.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the quarter ended March 31, 2010, the Company incurred current tax expense of $0.1 million and future income tax expense of $6.7 million, versus current tax expense of $1.7 million and future income tax expense of $1.2 million in Q1 2009. This year-over-year difference relates to higher earnings before other items in 2010 as compared to 2009, and higher taxable foreign exchange gains experienced in the Mexican subsidiaries due to the strengthening of the Mexican peso. The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company's Mexican subsidiaries pay a 17.5% tax on the Company's revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the quarter ended March 31, 2010, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)
		AS AT
	AS AT	DECEMBER 31, 2009
	MARCH 31, 2010	(AS RESTATED(1))

Current assets	$226,754	$220,121	Current assets increased due to higher commodity taxes receivable and inventories balances, partially offset by a decrease in cash.

Long-term assets	758,625	744,247	Long-term assets increased in the first quarter of 2010 as a result of capital expenditures, partially offset by amortization and depletion.
Total assets	$985,379	$964,368

Total current liabilities	$47,260	$42,180	Current liabilities have increased due to reclassifications of future income taxes and long- term obligations from long-term to current.

Total long-term liabilities	137,104	129,851
Long-term liabilities have increased due to changes in the Company's future income tax liability and employee future benefits obligation, offset by a payment made on a long-term obligation related to a consulting arrangement.

Total liabilities	$184,364	$172,031

Shareholders' equity	$801,015	$792,337	Shareholders' equity increased in the first quarter of 2010 as a result of positive earnings in the quarter, and exercises of stock options which increased the capital stock balance.

(1)	See note 5 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

KEY ECONOMIC TRENDS

The Company's performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company's profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company's control. During the first quarter of 2010, the price of gold was relatively consistent, averaging $1,109 per ounce, with daily spot price closings between $1,058 and $1,153 per ounce. The price of silver experienced greater volatility during the quarter, averaging $16.92 per ounce, with daily spot closings between $15.14 and $18.84 per ounce. The major influences on gold during the quarter were the continuing strong investment demand in both physical gold bars and gold linked instruments, producer de-hedging, the global financial crisis, and declining supply from central banks. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company's mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company's costs. The Mexican peso remained consistent throughout the quarter, averaging approximately 12.75 Mexican pesos to 1 US dollar for the quarter. The Company periodically mitigates against the risk of foreign exchange rate movements through the use of foreign currency derivatives.

18

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance of cash and cash equivalents as at March 31, 2010 was $125.0 million, a $4.0 million decline over the balance as at the end of 2009 of $129.0 million. Factors that can impact on the Company's liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

CASH FLOW

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Cash flow from operating activities	$17,064	$19,031
Cash flow used in investing activities	(26,167)	(14,515)
Cash flow from financing activities	5,133	16,912
(Decrease) / increase in cash and cash equivalents	(3,970)	21,428
Cash and cash equivalents, beginning of period	128,977	3,258
Cash and cash equivalents, end of period	$125,007	$24,686

Operating activities contributed $17.1 million during the first quarter of 2010 compared to the same period in 2009, when operating activities contributed cash flows of $19.0 million. This decline in operating cash flow was primarily due to changes in working capital balances, such as the collection of receivables and the timing of vendor payments.

Investing activities for the quarter ended March 31, 2010 used cash of $26.2 million as a result of capitalized stripping and other activities on mining interests and expenditures on property, plant and equipment, which compared to $14.5 million in Q1 2009. Current year expenditures were greater than the prior year due to an increase in capitalized stripping costs at the Ocampo open pit, expenditures related to the Ocampo heap leach and mill expansions, major repairs done to the Ocampo mobile fleet and an increase in exploration expenditures. As of March 31, 2010, the Company had committed to purchase $4.6 million in equipment that will be delivered throughout 2010.

Financing activities for Q1 2010 contributed cash of $5.1 million compared to Q1 2009, when financing activities contributed $16.9 million. Q1 2009 financing cash flows included $7.2 million from a sale-leaseback transaction, and higher proceeds from the exercise of stock options.

CREDIT FACILITY

On November 5, 2009, the terms of the Company's $30 million credit facility with the Bank of Nova Scotia were revised and extended for a further 24 months. On December 31, 2009 the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50 million, split equally between the two lenders. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. At March 31, 2010, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $22.6 million available for future funding.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company's strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to continue to build and maintain a cash reserve throughout 2010. In today's metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company's working capital requirements and capital expenditures at its existing mines. Funds from the equity financing completed in October 2009 will be used to pursue the Company's future growth plans, as outlined in the Outlook and Strategy discussion on page 2.

During the first quarter of 2010, the Company's capital expenditures exceeded operating cash flow by $5.8 million, largely due to the accelerated capitalized stripping activities at the Ocampo open pits. The Company is forecasting positive net free cash flow in future quarters, to be achieved through increased operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at March 31, 2010, the Company had a balance of $125.0 million in cash and cash equivalents.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has total commitments relating to future capital expenditures of $3.9 million as at May 10, 2010.

CONTRACTUAL OBLIGATIONS

A summary of the Company's contractual obligations at March 31, 2010 is summarized as follows:

(in thousands)
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$37,432	$37,432	$-	$-	$-	$-
Long-term debt	26,414	34	26,380	-	-	-
Interest on long-term debt	85	85	-	-	-	-
Capital leases	11,649	5,155	6,494	-	-	-
Long-term obligation	4,579	763	1,527	763	763	763
Employee future benefits	2,511	92	205	150	183	1,881
Future purchase commitments	4,556	4,556	-	-	-	-
Total	$87,226	$48,117	$34,606	$913	$946	2,644

OUTSTANDING SHARE DATA

The Company's share capital was comprised of the following as at March 31, 2010:

	MARCH 31, 2010	DECEMBER 31, 2009

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A”preferred shares, redeemable at paid-in value

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B”preferred shares, redeemable at paid-in value
Issued:

Common shares	138,405,598	137,357,552

At May 13, 2010, the Company had common shares outstanding of 138,424,469.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Production costs – labour(1)	-	$8,174
Mining interests – labour(1)	-	$417
Production costs – mine consumables(2)	-	$3,817

(1)

The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

(2)

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals are no longer considered related parties and the above transactions are not considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company's performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company's performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Production costs per financial statements	$25,722	$23,095
Refining costs per financial statements	$439	$563
Total cash costs	$26,161	$23,658
Divided by gold equivalent ounces sold(1)	49,392	52,005
Total cash cost per gold equivalent ounce	$530	$455
Total cash costs (per above)	$26,161	$23,658
Less: Silver revenue (see below)	($22,520)	($16,062)
	$3,641	$7,596
Divided by gold ounces sold	29,056	34,435
Total cash cost per gold ounce(2)	$125	$221
Average realized silver price	$16.81	$12.63
Multiplied by silver ounces sold	1,339,658	1,271,754
Silver revenue	$22,520	$16,062

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company's continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2010	MARCH 31, 2009
Cash flows from operating activities	$17,064	$19,031
Less: Capital expenditures	(22,815)	(15,114)
Net free cash flow	$(5,751)	$3,917

RISKS AND UNCERTAINTIES

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company's Annual Information Form which is available on the Company's website at  www.gammongold.com or on SEDAR at  www.sedar.com .

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company's ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management's assessment of our internal control over financial reporting, or disclosure of the public accounting firm's report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company's common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company has restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. However, there can be no assurance that the Company's remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company's mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company's projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company's exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company's business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company's current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company's properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company's gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At March 31, 2010, the Company had $26.38 million of variable rate debt which carries an interest rate of LIBOR plus 3.75% for LIBOR loans. This margin may change depending on the Company's leverage ratio during the period, between a range of 3.75% and 4.25% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.75% to 3.25% which also depends on the Company's leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

24

2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company's financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that may materially impact the Company's financial position and results of operations. The Company will strive to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

-

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company. This phase was completed in the fourth quarter of 2008.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

-

Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection of accoun5ting policy choices relating to each IFRS standard. This phase also includes assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

-

Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

Throughout 2009, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

-

The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.

-

The Company has made significant progress with respect to the second phase of the IFRS project, and has completed or begun the detailed documentation for those IFRS standards that were evaluated as having a high or moderate potential to result in a significant accounting change. The Company has also begun documenting those IFRS standards that were evaluated as having low potential to result in a significant accounting change. These standards are expected to be completed by the end of the second quarter of 2010.

-	For those standards where a possible accounting change has been identified, the Company has begun to collect the necessary data required to quantify the impact of these changes.

-	The Company has evaluated the potential impact of IFRS on its information systems, and any changes identified are currently being implemented.

-	The Company has begun to develop an IFRS-compliant financial statement format and draft note disclosures.

-	Project status updates and the conclusions reached regarding any completed standards have been presented to the Audit Committee and the Company's external auditors.

-	The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of its IFRS project, the Company cannot reasonably determine the full impact that adopting IFRS will have on its financial position and future results. The Company is on target to meet the timelines essential to completing the changeover to IFRS.

EXPECTED AREAS OF SIGNIFICANCE

The Company has identified the areas noted below as those having the most potential for a significant impact on the financial position and result of operations. These areas do not represent a complete list of expected changes and may be subject to change as the Company progresses through the second phase of its project.

(i) International Accounting Standard 16 – Property, Plant and Equipment (“IAS 16”)

This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. While the requirements of Canadian GAAP are similar as written, this IFRS will require that the Company retain more detailed accounting records with respect to its property, plant and equipment. The Company is currently in the process of identifying the significant components of its property, plant and equipment at its two mine sites, determining the useful lives of those significant components, and where the lives are different from that of the overall asset, quantifying the impact of this accounting change. In addition, changes to the Company's information system are currently being made to accommodate the more detailed record-keeping.

(ii) International Financial Reporting Standard 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

This standard requires that an entity apply all standards effective at the end of its first reporting period retrospectively, and provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company is currently analyzing the various exemptions available and will elect those determined to be most appropriate. The IFRS 1 exemptions that are the most significant to the Company are as follows:

Property, Plant and Equipment

Adoption of IFRS without the use of this exemption would require the Company to restate all property, plant and equipment balances from the date of acquisition until the transition date to IFRS of January 1, 2010. The applicable IFRS 1 election allows the Company to report property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of actual cost. This deemed cost will most likely be determined by a fair value measure at the date of transition. The exemption can be applied on an asset-by-asset basis. The Company is currently evaluating this exemption.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Business Combinations

IFRS 1 permits entities to apply IFRS 3, Business Combinations, prospectively to business combinations occurring on or after the transition date of January 1, 2010. As a result, the Company would restate any 2010 business combinations which were reported under Canadian GAAP, for comparative reporting in 2011. Alternatively, the Company would be required to restate all business combinations prior to the transition date in addition to those occurring in 2010. The Company expects to elect the business combinations exemption and adopt IFRS 3 prospectively. The election of this exemption does not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations prior to transition in determining the opening balance sheet under IFRS.

Employee Benefits

The adoption of IFRS without the use of the employee benefits IFRS 1 exemption would require that the Company recalculate all actuarial gains and losses from the inception of each defined benefit plan in accordance with IFRS until the transition date. The IFRS 1 election allows the Company to recognize all cumulative actuarial gains and losses in retained earnings at the date of transition to IFRS and to apply any changes prospectively from that date. The Company is currently evaluating this exemption.

Foreign Exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. On transition to IFRS, all cumulative translation gains or losses can be reclassified to retained earnings at the Company's election. The Company expects to elect this exemption.

(iii) Extractive Activities Project

The International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. The official discussion paper on Extractive Activities was released in April 2010, with comments requested by July 30, 2010. Any changes to IFRS as a result of the project will not be effective until after the Company implements IFRS in 2011. Therefore, the Company's accounting policies specific to mining and related activities may be impacted once final IFRS are released on this topic, subsequent to IFRS adoption. The Company's IFRS project team will closely monitor any developments in this project.

(iv) Other Accounting Policies

The Company continues to evaluate the impact of IFRS on other areas, such as the accounting for income taxes, employee future benefits, impairment of assets, and borrowing costs, which may result in significant differences from Canadian GAAP accounting policies or require significant adjustments upon adoption.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

As part of the assessment of each IFRS in phase two of the Company's project, internal controls over financial reporting and disclosure controls and procedures are considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company's first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures will need to be put in place to ensure the accurate componentization and amortization of the Company's property, plant and equipment. However, at this time the Company has not identified any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers plan to complete the design, and initially evaluate the effectiveness of any key controls implemented as a result of IFRS in the fourth quarter of 2010, to prepare for certification under IFRS in 2011.

The Company will also ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

FINANCIAL REPORTING EXPERTISE

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. Any required training for finance and operational staff will be delivered in the second half of 2010, and will be specific to the impact of IFRS on daily responsibilities of these individuals.

The Company has held an IFRS information session with the Company's Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company's project plan, and presented the expected areas of significance. The Audit Committee receives quarterly updates on the status of the project and reviews the conclusions reached on various standards, as they are completed.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

The Company's goodwill relates exclusively to the acquisition of the El Cubo mine and the Guadalupe y Calvo exploration property. The annual goodwill impairment test included a long-term gold price ranging between $1,050 and $850 per ounce, a long-term silver price ranging between $16 and $13.20 per ounce, and a nominal discount rate of 7.9% . Upon completion of this test, there was no impairment to goodwill identified. While the Company believes that the approach used to calculate the estimated fair value of the El Cubo reporting segment is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable reserves, forecasted operating costs, and forecasted metal prices may change significantly from current expectations.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company's defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as at December 31, 2009.

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Company's disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below.

(ii) Management's Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management was furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2009. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon's management assessment, management concluded that the Company's design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting existed as of December 31, 2009 as the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability denominated in Mexican pesos and as a result the balance was not translated appropriately. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

As a result of the aforementioned material weakness as of December 31, 2009, management has concluded that, as of March 31, 2010, the Company's internal control over financial reporting was not effective. The material weakness resulted in an adjustment to the March 31, 2010 interim financial statements prior to their issuance.

(iii) Remediation of Material Weakness in Internal Control over Financial Reporting

Management has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company's recognition of future income tax liabilities arising on business acquisitions in accordance with GAAP. Management will also amend procedures related to business acquisitions to include procedures to consider and record assets and liabilities acquired in the appropriate currency.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

(iv) Change in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the three months ended March 31, 2010 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Subsequent to the quarter, in response to the material weakness identified above, management undertook the actions described above under “Remediation of Material Weakness in Internal Control over Financial Reporting”. Management believes that as a result of the actions taken to date, the interim financial statements together with the other financial information included in the interim filing, fairly presents, in all material respects, the Company's financial condition, results of operations and cash flows for the periods contained therein.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q1 2010		Q4 2009		Q3 2009		Q2 2009		Q1 2009		Q4 2008		Q3 2008		Q2 2008
				AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)
Gold ounces sold		29,056		38,249		29,858		30,461		34,435		41,004		33,914		44,273
Silver ounces sold		1,339,658		1,509,511		1,249,252		1,116,067		1,271,754		1,534,318		1,338,864		1,484,763
Gold equivalent ounces sold(1)		49,392		62,462		49,305		47,081		52,005		60,662		56,573		72,694
Gold equivalency ratio(2)		66		62		64		67		72		79		59		52
Gold ounces produced		28,431		36,829		31,536		31,115		36,829		43,768		34,096		43,465
Silver ounces produced		1,284,071		1,465,098		1,265,645		1,083,471		1,351,300		1,649,893		1,372,123		1,445,887
Gold equivalent ounces produced(1)		48,061		60,407		51,062		47,123		55,480		64,889		57,521		71,154
Revenue from mining operations		$54,687		$68,220		$47,906		$43,326		$47,349		$48,262		$48,342		$64,550
Production costs, excluding amortization and depletion		$25,722		$27,113		$23,845		$22,451		$23,095		$24,521		$42,440		$35,998
Earnings / (loss) before other items		$12,635		$21,543		($2,117)		$3,422		$4,586		$5,055		($14,227)		$9,726
Net earnings / (loss)		$1,828		$13,452		($7,020)		($7,573)		$2,873		$31,555		($3,453)		$4,848
Restatement adjustments		-		$201		$5,807		$809		($344)		$3,397		$1,275		($1,404)
As restated		$1,828		$13,653		($1,213)		($6,764)		$2,529		$34,952		($2,178)		$3,444
Net earnings / (loss) per share, basic		$0.01		$0.10		($0.06)		($0.06)		$0.02		$0.26		($0.03)		$0.04
Restatement adjustments		-		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		($0.01)
As restated		$0.01		$0.10		($0.01)		($0.05)		$0.02		$0.29		($0.02)		$0.03
Net earnings / (loss) per share, diluted(3)		$0.01		$0.10		($0.06)		($0.06)		$0.02		$0.26		($0.03)		$0.04
Restatement adjustments		-		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		($0.01)
As restated		$0.01		$0.10		($0.01)		($0.05)		$0.02		$0.29		($0.02)		$0.03
Cash from operations		$17,064		$31,597		$13,875		$13,715		$19,031		$9,965		$7,071		$24,342
Net free cash flow(4)		($5,751)		$8,950		($4,588)		($6,922)		$3,917		($6,446)		($10,353)		$4,299
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$530		$445		$500		$453		$455		$413		$757		$501
Total cash costs, per gold ounce(4)		$125		$35		$191		$198		$221		$234		$691		$238
Average realized gold price(5)		$1,107		$1,093		$971		$920		$903		$796		$855		$897
Average realized silver price(5)		$16.81		$17.54		$15.15		$13.71		$12.63		$10.05		$14.46		$17.44
Gold equivalent ounces sold (55:1)(6)		53,413		65,694		52,572		50,753		57,558		68,901		58,257		71,269
Gold equivalent ounces produced (55:1)(6)		51,778		63,467		54,549		50,814		61,398		73,766		59,044		69,754
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$490		$423		$469		$420		$411		$364		$735		$511

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2008, Q2 2009 and Q3 2009 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 21.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company's long-term gold equivalency ratio of 55:1.
(7)	See note 5 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

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2010 FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 3: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company's 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com.  The Company's reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company's projects; future cash flows; estimates regarding the future costs related to exploration at the Company's projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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